Mail Stop 6010

March 23, 2009

John F. Crowley
President and Chief Executive Officer
Amicus Therapeutics, Inc.
6 Cedar Brook Drive
Cranbury, NJ 08512

>   **Re: Amicus Therapeutics, Inc.**
>   **Form 10-K**
>   **Filed February 8, 2008, response filed March 13, 2009**
>   **File No. 001-33497**

Dear Mr. Crowley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our comment requesting a comprehensive analysis supporting your conclusion that disclosure of your corporate and individual goals would likely cause you to suffer competitive harm. Please note that your analysis is not sufficiently detailed for us to consider whether confidential treatment is appropriate. Please provide a more detailed analysis. Your analysis should more clearly describe each goal and how such information is likely to cause competitive harm, as opposed to conclusory statements that the information is a trade secret. Please note, you may request confidential treatment for information provided in your response letter pursuant to Rule 83. For example, you have previously stated

that individual objectives are based on a variety of factors including company growth, leadership, clinical and regulatory progress, development and integration of departments, establishment of presences in the biopharmaceutical community, and scientific advancement.

- How have these goals been defined? To what extent have they been quantified?

- Was a specific objective set relating to company growth? If a specific target or goal was set, please describe it. The description should be quantified to the extent that the communicated goal was quantified.

- What were the specific goals relating to clinical and regulatory progress? To the extent that you believe the disclosure of these goals would cause competitive harm, please describe the specific harm disclosure may cause. Please note that if you have previously discussed your expectations relating to achievement of any of these milestones in other contexts, confidential treatment may not be appropriate.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

Cc: Julio E. Vega
       Noreen A. Martin
       Bingham McCutchen LLP
       Fax: 617.951.8736